SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 2, 2005

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

2 March, 2005 Confirms sale of Munksjö Specialty Paper Business

2 March, 2005: Jefferson Smurfit Group (“JSG”) today announced that it has completed the sale of its Munksjö Specialty paper business to The EQT III Fund for approximately €450 million. The proceeds from the disposal will be used to pay down debt.

The Munksjö assets sold comprise pulp, décor paper, and specialty paper businesses and had estimated sales from operations, for the year to 31 December 2004, of approximately €480 million.

Advisors to JSG on the transaction were UBS Investment Bank and JP Morgan.

Contacts				Information

Gary McGann	Chief Executive Officer	Jefferson Smurfit Group	+353 1 202 7000	Beech Hill
Ian Curley	Chief Financial Officer	Jefferson Smurfit Group	+353 1 202 7000	Clonskeagh
Murray Orr		JP Morgan	+44 207 325 1000	Dublin 4
Hakan Erixon		UBS Investment Bank	+44 207 567 8000	Ireland
Mark Kenny		K Capital Source	+353 1 631 5500	+353 1 202 7000
Brian Bell		WHPR	+353 1 669 0030	smurfit@kcapitalsource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005	JSG FUNDING PLC

	By:	/s/ MICHAEL O’RIORDAN
Michael O’Riordan
Secretary